UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2026

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On April 21, 2026, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the quarter ended March 31, 2026. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Items 2.02 on this Report and the information contained in Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

On April 21, 2026, the Bank declared a dividend for the first quarter of 2026 and announced dividend guidance for the next two quarters. Attached as Exhibit 99.2 to this Report is a copy of the letter to members containing the dividend announcement. The letter to members includes the Bank's preliminary first quarter 2026 financial results press release, which is filed herewith.

Any anticipated future dividend rates are not a guarantee or a commitment by the Bank regarding the payment of any dividends or the level of dividends. Market conditions may be unpredictable and their impact on the Bank's results of operations and financial condition, as well as any changes in applicable regulatory or other requirements, may affect the Bank's ability to declare dividends or to pay dividends at such anticipated rates.

This Report uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect the Bank, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events (including geopolitical conflicts); changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) *Exhibits.* The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Press release, dated April 21, 2026, regarding unaudited first quarter financial results
99.2	Member letter, dated April 21, 2026, regarding first quarter dividend
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	Federal Home Loan Bank of Chicago
	By: <u>/s/ Virxhini Gjonzeneli</u>
	Name: Virxhini Gjonzeneli
Date: April 21, 2026	Title: Executive Vice President and Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q1 2026 Financial Highlights

Chicago – April 21, 2026 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the first quarter of 2026.

"In the first quarter, FHLBank Chicago continued to serve as a stable and reliable source of liquidity for our members," said Michael Ericson, president and chief executive officer. "Amid ongoing market uncertainty, our disciplined balance sheet management and strong capital levels enabled us to meet increased member demand while supporting their efforts to finance housing and community development across our district."

First Quarter 2026 Financial Highlights

- Net income increased to $165 million, compared to $158 million for the first quarter of 2025, primarily driven by higher noninterest income, largely due to gains on derivatives and hedging activities and instruments held under the fair value option. This increase was partially offset by losses on trading securities.
- Total assets increased to $142.3 billion, up from $141.2 billion at December 31, 2025, reflecting growth in advances activity, mostly offset by a reduction in the liquidity portfolio.
- Advances outstanding rose to $65.4 billion, compared to $61.1 billion at December 31, 2025, driven by increased borrowings from depository institutions and insurance company members.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance® (MPF®) Program increased to $14.9 billion, compared to $14.7 billion at December 31, 2025, as acquisition volume outpaced principal paydowns.

Housing and Community Development

- *Statutory Affordable Housing Program (AHP) Assessments*: FHLBank Chicago commits 10% of its income before assessments to support the affordable housing and community development needs of communities served by its members as required by statute. As of March 31, 2026, FHLBank Chicago added $18 million to its AHP pool of funds.
- *Voluntary Housing and Community Development Contributions*: In addition to its statutory AHP assessments, the Board of Directors may elect to make voluntary contributions to the AHP or other housing and community investment activities to increase funding available to members. Through the first quarter of 2026, FHLBank Chicago contributed $10 million in community investment grants and subsidies supporting its Community Advance product, as recognized in noninterest expense.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ending March 31, 2026, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

EXHIBIT 99.1

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2026	December 31, 2025	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 26,509	$ 30,363	(13)%
Investment debt securities	34,762	34,244	2 %
Advances	65,448	61,145	7 %
MPF Loans held in portfolio, net of allowance for credit losses	14,883	14,731	1 %
Other	679	719	(6)%
Assets	$ 142,281	$ 141,202	1 %
Consolidated obligation discount notes	$ 38,447	$ 53,179	(28)%
Consolidated obligation bonds	91,382	76,295	20 %
Other	2,608	2,273	15 %
Liabilities	132,437	131,747	1 %
Capital stock	3,881	3,573	9 %
Retained earnings	5,750	5,664	2 %
Accumulated other comprehensive income (loss)	213	218	(2)%
Capital	9,844	9,455	4 %
Total liabilities and capital	$ 142,281	$ 141,202	1 %
Member standby letters of credit - off-balance sheet	$ 12,181	$ 12,874	(5)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended March 31,		
	2026	2025	Change
Interest income	$ 1,493	$ 1,488	— %
Interest expense	(1,259)	(1,252)	1 %
Net interest income	234	236	(1)%
Reversal of (provision for) credit losses	—	1	(100)%
Net interest income after reversal of (provision for) credit losses	234	237	(1)%
Noninterest income (loss)	31	19	63 %
Noninterest expense	(82)	(80)	3 %
Income before assessments	183	176	4 %
Affordable Housing Program assessment	(18)	(18)	— %
Net income	$ 165	$ 158	4 %
Average interest-earning assets	$ 146,702	$ 127,060	15 %
Net interest income yield on average interest-earning assets	0.64 %	0.74 %	(0.10)%

EXHIBIT 99.1

About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events (including geopolitical conflicts); changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

###

EXHIBIT 99.2

Dividend Announcement/Email to Members

Subject Line: FHLBank Chicago Declares Q1 2026 Dividend

April 21, 2026

Q1 2026 Dividend Declared

Today, FHLBank Chicago's Board of Directors declared a 9.25% (annualized) dividend for Class B1 activity stock and a 3.65% (annualized) dividend for Class B2 membership stock, based on preliminary financial results for the first quarter of 2026. Dividends will be paid to member DID accounts on May 15, 2026.

FHLBank Chicago pays a higher dividend per share on activity stock compared to membership stock to recognize members that support the cooperative by using our products. It has the effect of enhancing the benefits of using the Bank either by lowering the cost on advances and letters of credit or improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold. This net benefit of the higher dividend received on Class B1 activity stock lowers your borrowing costs by an estimated 24.67 basis points*.

FHLBank Chicago expects to maintain at least a 9.00% (annualized) dividend for Class B1 activity stock for the second and third quarters of 2026, based on current projections and assumptions regarding our financial condition. This information is being provided to assist members in planning their activity with FHLBank Chicago. Any future dividend payments remain subject to determination and declaration by FHLBank Chicago's Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

*Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a Class B1 dividend rate of 9.25% for Q1 2026, an opportunity cost of buying stock (estimated to be the Q1 2026 U.S. Federal Reserve Average Federal Funds Rate of 3.64%), and 4.50% advance capitalization for illustration purposes only.

EXHIBIT 99.2

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events (including geopolitical conflicts); changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

"Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.